Still Unfit, LLC

(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception - July 31, 2025

TABLE OF CONTENTS





www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Still Unfit, LLC

We have reviewed the accompanying financial statements of Still Unfit, LLC (the Company) which comprise the balance sheets as of inception - July 31, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
August 28, 2025

STILL UNFIT, LLC
BALANCE SHEET

AS OF JULY 31		2025
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	9,895
Total Current Assets		9,895
Noncurrent Assets:		
Pre-Production Expenses	$	15,130
Total Non-Current Assets	$	15,130
TOTAL ASSETS	$	25,025
LIABILITIES AND EQUITY		
Noncurrent Liabilities:	$	
Production Financing Payable		25,000
Total Non-Current Liabilities	$	25,000
TOTAL LIABILITIES	$	25,000
EQUITY		
Members' Equity	$	25
TOTAL EQUITY	$	25
TOTAL LIABILITIES AND EQUITY	$	25,025

See Accompanying Notes to these Unaudited Financial Statements

STILL UNFIT, LLC
STATEMENT OF OPERATIONS

PERIOD ENDED JULY 31,		2025
Operating Expenses		
General & Administrative Expenses	$	75
Total Operating Expenses		**75**
Total Loss from Operations	$	**(75)**
Net Income (Loss)	$	**(75)**

See Accompanying Notes to these Unaudited Financial Statements

STILL UNFIT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

| | Members' Capital | | Retained Earnings | Total Members' |
	Units	$ Amount	(Deficit)	Equity
Inception	-	-	-	-
Contribution	-	100	-	100
Distribution	-	-	-	
Net income (loss)	-	-	(75)	(75)
Ending balance at 7/31/25	-	100	(75)	25

See Accompanying Notes to these Unaudited Financial Statements

STILL UNFIT, LLC
STATEMENT OF CASH FLOWS

PERIOD ENDED JULY 31,		2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(75)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash provided by (used in) Operating Activities	$	(75)
INVESTING ACTIVITIES		
Pre-production Costs	$	(15,130)
Net Cash provided by (used in) Investing Activities	$	(15,130)
FINANCING ACTIVITIES		
Members' Contribution	$	100
Production Financing Payable		25,000
Net Cash provided by (used in) Financing Activities	$	25,100
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	9,895
Cash at end of period	$	9,895

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		-
Interest		-
Income taxes		-

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

STILL UNFIT LLC (the "Company") is a Delaware limited liability company formed on May 14, 2025, pursuant to the Delaware Limited Liability Company Act. The Company's principal place of business is located at 5961 Tuxedo Terrace, Los Angeles, California. The primary purpose of the Company is to develop, produce, and distribute film and media content, including documentary films and related projects as outlined in the Company's strategic plan.

Under its operating agreement, management and business affairs of the Company are overseen by its voting members. The initial capital structure provided for equal contributions from the founding members, and the Company's activities include all pre-production, production, post-production, distribution, and promotional operations necessary to fulfill its mission

The Company operates on a calendar year basis and is authorized to conduct business and enter into contracts, raise capital, and hire personnel as needed to achieve its objectives.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

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Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $9,895 as of July 31, 2025.

Pre-Production Costs

As of the reporting date, STILL UNFIT LLC ("the Company") has incurred costs related to the preliminary development of its documentary film project. These pre-production costs include expenses for project planning, script development, research, strategic fundraising campaigns, vendor deposits, early-stage consulting, and other activities necessary to prepare for the commencement of principal photography.

In accordance with the Company's accounting policy and industry practice, pre-production costs are capitalized if directly associated with specific projects and are expected to be recouped through future revenues. Such costs will be amortized over the estimated economic life of the completed production or expensed if production is not expected to proceed. Routine administrative or overhead costs, as well as costs not directly associated with identifiable projects, are expensed as incurred.

As of July 31, 2025, the Company's unamortized pre-production costs consisted primarily of concept development, strategic fundraising preparation, including WeFunder campaign planning, initial marketing materials and outreach, and research expenses for documentary content.

Management periodically reviews pre-production assets for recoverability. If it is determined that the production will not proceed or that the costs are not recoverable, the associated amounts will be written off to expense.

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General and Administrative Expenses

General and Administrative Expenses are comprised of bank fees.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on May 14, 2025 and had no operations, taxable income, or filing requirements during the period ended July 31, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In May 2025, the Company entered into a Financing Agreement with a third party ("the Financier") pursuant to which the Financier provided $25,000 in investment capital to fund the production of the #Still Unfit documentary feature. Under the terms of the agreement, the Company is obligated to repay the full amount of the investment plus a 15% premium, solely from future Gross Receipts derived from the distribution and

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exploitation of the film, after deduction of specified sales and distribution costs and other standard deductions as detailed in the agreement.

Repayment to the financier will occur only if and when sufficient Gross Receipts are realized. The agreement further provides for profit participation, whereby up to 50% of Net Receipts remaining after all recoupment and premium payments are allocated to financiers on a pro rata basis, with the remainder allocated to the producers and creative participants. The financier is not a member of the LLC and does not receive an equity interest; the investment is structured as a recoupable, revenue-sharing arrangement rather than an ownership interest.

The agreement also contains customary provisions regarding term, recoupment order, accounting, credit obligations, and legal indemnifications. As of July 31, 2025], the Company has received the $25,000 financing; recoupment or premium payments have not yet commenced, as no qualifying Gross Receipts have been realized to date.

NOTE 6 – EQUITY

As of the reporting date, members' equity in STILL UNFIT LLC (the "Company") is comprised of owners' capital contributions and accumulated earnings or losses, as provided in the Company's Limited Liability Company Agreement.

Upon formation, the Company issued a total of 1,000 Company Units, including 500 Voting Units and 500 Non-Voting Units. The initial capital contributions totaled $10,000, split equally between the founding members, Arthur Horan and Dan Partland, each contributing $5,000 for a 50% ownership interest.

Voting Units confer management and voting rights; Non-Voting Units do not entitle holders to vote on Company matters unless explicitly authorized. Owners' equity is further adjusted each period for each member's proportional share of net profits or losses, additional capital contributions, and distributions, in accordance with the operating agreement.

At July 31, 2025, the composition of members' equity consisted of: Arthur Horan: 50% of issued Voting Units and associated Non-Voting Units and Dan Partland: 50% of issued Voting Units and associated Non-Voting Units.

Members' capital accounts are maintained pursuant to Article III of the Operating Agreement. No other classes of equity, outstanding options, warrants, or convertible instruments exist as of the reporting date.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 28, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.